Exhibit 99.1

Suntech Announces Director Resignations and Election of New Chairman

WUXI, China — August 27, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced that on August 21, 2013, each of Ms. Susan Wang, Mr. Julian Worley, and Mr. Zhizhong Qiu resigned as directors of the Company with immediate effect. Such directors indicated that they could no longer serve effectively as independent directors for reasons that included not being provided with information that was critical for them to fulfill their responsibilities and the Company’s failure to implement some of their proposed actions. The issues of concern cited by the departing directors were the following:

•                  Severe cash flow drain with unclear prospect of securing new capital;

•                  Difficult prospects on completing consensual restructuring with convertible bondholders;

•                  Lack of clear business plan;

•                  Loss of critical talent and potential severe HR retention issues;

•                  Failure to pay outside legal counsel;

•                  Potential erosion of internal controls; and

•                  Impairment of employees’ ability to function effectively.

Mr. Philip Fan, Mr. Michael Nacson, Mr. Kurt Metzger, Mr. Weiping Zhou, Dr. Zhengrong Shi, and Mr. David King continue to serve as directors of the Company.

The remaining three independent directors, Mr. Fan, Mr. Nacson and Mr. Metzger, are of the view that the matters of concern cited by the resigning directors are demonstrative of disharmony and issues of communication between the executive management and the resigning directors that decreased the efficiency of the Board’s decision-making process. The remaining three independent directors believe the large size and geographic dispersion of the Board as previously constituted was not ideal for the Company involved in a debt restructuring process because of the need for frequent in person board meetings to discuss and analyze complex issues.  Furthermore, the remaining three independent directors (i) see progress being made in regard to the issues raised by the resigning directors and (ii) believe the Board is now configured to function more effectively and efficiently with a smaller number of members, including recently appointed directors who have skills and experience relating to complex corporate restructurings.

The remaining directors have elected Mr. Nacson as Chairman of the Board.

The remaining directors have also appointed Mr. Nacson and Mr. Fan as members of each of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee.  Mr. Worley and Ms. Wang had previously served as the two members of the Company’s Audit Committee.  Mr. Worley and Mr. Qiu had previously served as the two members of each of the Company’s Compensation Committee and Corporate Governance and Nominating Committee.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability to improve harmony and communication with executive management, increase the efficiency of the Board’s decision-making process, and progress the issues raised by the resigning directors. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com